December 17, 2020

VIA EDGAR

Division of Corporate Finance

Office of Life Sciences

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ozop Energy Solutions, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed May 14, 2020
Form 10-Q for Quarterly Period Ended September 30, 2020
Filed November 23, 2020
File No. 000-55976

Dear Sir or Madam:

Ozop Energy Solutions, Inc. (the “Company”) is providing the following responses to the comments contained in the letter to the Company dated December 15, 2020 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) regarding the above referenced filings. For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in italics, followed by the corresponding responses from the Company.

Form 10-Q for Quarterly Period Ended September 30, 2020

Note 3 - Summary of Significant Accounting Pronouncements

Goodwill, page 10

1.	We note goodwill of $11.4 million recorded on your balance sheet at September 30, 2020, which included $11.2 million resulting from your July 10, 2020 reverse acquisition transaction with PCTI as disclosed on page 6 of Note 1. Please tell us how you determined that this wasn’t a reverse acquisition of a public shell and a private operating company. If you didn’t consider the Company a shell company please describe the assets and/or operations of the entity.

RESPONSE: Prior to the merger disclosed in the filing, we did not consider Ozop Surgical Corp. to be a shell company. Per the filing for the reporting period ended June 30, 2020 (the last filing before the July 10, 2020 reverse acquisition transaction with PCTI), the assets of the Company included cash $304,676, net fixed assets $10,910 and net license rights $151,041. These assets were in support of the Company’s business operations. These assets were utilized in our business operations and revenues generated of inventing, designing, developing, manufacturing and distributing innovative endoscopic instruments, surgical implants, instrumentation, devices and related technologies, focused on spine, neurological and pain management procedures and specialties. It was determined that PCTI was the accounting acquirer in accordance with ASC 805.

Form 8-K/A filed September 25, 2020

Item 9.01 - Financial Statements and Exhibits, page 0

2. We note the reverse acquisition transaction resulted in a change of accountant. As required by Item 304 of Regulation S-K, please file Item 4.01 in Form 8-K to report this event.

RESPONSE: Prager-Metis CPA’s LLC was the Registrant’s registered independent public accounting firm prior to and after the PCTI transaction, accordingly, the Registrant’s independent accounting firm did not change as a result of the PCTI transaction.

If the Staff has any further comments regarding these matters, please feel free to contact the undersigned.

By:	/s/ Brian P. Conway
Brian P. Conway
Chief Executive Officer